ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 277-1752      Fax:  (604) 687-4212

News Release

Tuesday, May 17, 2005, Vancouver, B.C.

            Symbol “AKV”: TSX Venture Exchange

       SEC Form 20F Registration CIK:  1194506

ACREX - MONETA JV CONFIRMS AND EXPANDS

MICHAUD GOLD ZONE, TIMMINS, ONTARIO

Acrex Ventures Ltd. (“Acrex”) and Moneta Porcupine Mines Inc. (“Moneta”) are pleased to report results from the recently completed 6 hole, 2,142m drill program in the “55 Zone” on their Joint Venture Michaud Township gold property near Timmins, Ontario.  To date only 18 drill holes have been completed in the “55 Zone” with significant gold mineralized intervals reported previously (see news release of March 16, 2005).  The recent drilling intersected multiple zones of gold mineralization in most holes with exceptional intersections noted in four holes.  The highlights of the current drill results were 11.23g/t gold over 1.70 metres in hole MA-05-27, 5.81g/t gold over 7.40 metres in hole MA-05-30, 10.90g/t gold over 2.00 metres in hole MA-05-31, and 9.04g/t gold over 5.90 metres in hole MA-05-32.

Drill holes MA-05-27, 28, 29 and 30 were designed to step-out and undercut the MA-04-25 intercept of 12.76 g/t Au over 4.30m within 11.50m of 5.86 g/t Au while holes 31 and 32 completed sections to the east.  MA-05-27 was drilled 30m to the east of MA-04-25 on the section defined by drill holes MA-02-06 which returned 4.81 g/t Au over 12.0m within 7.54 g/t Au over 6.50m and hole MN96-174.  Hole MA-05-27 intersected 2.02 g/t Au over 8.00m with values up to 4.82 g/t Au over 0.50m of similar styled mineralization. An additional lower intercept returned 3.22 g/t Au over 4.80m including 5.17 g/t Au over 2.10m.  On the same section MA-05-29 was collared south of MA-02-06 but turned easterly intersecting alteration without significant gold except at the footwall contact to the ultramafics.  MA-05-28 completed a section with MA-03-11 some 30m west of MA-04-25 intersecting 3.11 g/t Au over 4.00m including 13.2 g/t Au over 0.50 m.  MA-05-30 drifted westerly from the MA-04-25 section giving a 20m step-out intercept of 8.99 g/t Au over 4.50m within a 7.40m alteration zone averaging 5.81 g/t gold.  Similarly, MA-05-31 completed a section with MA-03-10x intersecting several narrow but higher grade zones including 21.66 g/t Au over 0.90 m.  Ma-05-32 was drilled on section with hole MN97-195 intersecting 9.04 g/t Au across 5.90 metres including a 0.80 metre section of visible gold that assayed 58.58 g/t.

This drill program has significantly enhanced the potential of the “55” Zone by adding 6 new drill holes to the existing 100ft (30m) sections.  The results of the program are currently being modelled to determine the relationship of the intersections to the intercepts seen in previous holes such as MA-02-06 and MA-04-25.

The results of the current drill program as well as the results of all previous holes are summarized in the following table.  The tabled results are given over drilled widths that reflect a wide range of vein, stringer vein and vein stock work orientations.  The results include gold metallic assays as numerous occurrences of visible gold were noted.

Acrex / Moneta 2005 Drill Holes
DDH	FROM (m)	TO (m)	Drilled Width (m)	Au fire assay, metallics (g/t)
MA-05-27	68.30	70.00	1.70	11.23*
incl.	68.70	69.50	0.80	19.31*VG
	84.00	86.00	2.00	2.71
	120.50	122.00	1.50	2.09
	135.00	143.00	8.00	2.02*
incl.	135.00	136.00	1.00	2.49
and	138.50	139.00	0.50	4.82*
and	140.00	143.00	3.00	2.92
	183.50	185.90	2.40	1.91
incl.	183.50	184.50	1.00	3.04
	196.90	201.70	4.80	3.22*
incl.	196.90	199.00	2.10	5.17*
or	196.90	197.40	0.50	15.51*
incl.	201.30	201.70	0.40	10.67*
MA-05-28	79.00	81.00	2.00	2.87
incl.	80.00	80.50	0.50	5.81
	117.80	121.00	3.20	2.26
	118.50	119.20	0.70	5.73
	126.70	130.70	4.00	3.11*
incl.	129.00	129.50	0.50	13.21*
	206.50	207.00	0.50	6.26*
MA-05-29	453.50	456.00	2.50	3.10
incl.	454.70	455.50	0.80	4.60
MA-05-30	214.90	216.00	1.10	2.30
	225.50	228.56	3.06	2.23*
incl.	225.50	226.10	0.60	6.80*
	245.30	252.70	7.40	5.81*
or	246.00	250.50	4.50	8.99*
incl.	247.00	248.00	1.00	16.28*
and	249.00	250.00	1.00	11.73*
	283.90	287.00	3.10	3.38*
incl.	283.90	284.70	0.80	7.21*VG
	360.30	361.26	0.96	4.11*
MA-05-31	128.00	130.90	2.90	4.31*
incl.	130.00	130.90	0.90	11.42*
	162.10	163.00	0.90	3.99
	238.80	240.40	1.60	4.16*
incl.	238.80	239.60	0.80	7.29*VG
	243.50	245.50	2.00	10.90*
incl.	244.20	245.10	0.90	21.66*VG
MA-05-32	77.00	77.50	0.50	4.48*
	112.50	114.00	1.50	2.25
	128.50	130.80	2.30	5.02*
incl.	130.30	130.80	0.50	16.91*
	225.40	226.00	0.60	8.43*
	237.00	242.90	5.90	9.04**
	238.50	239.80	1.30	37.09**VG
incl.	239.00	239.80	0.80	58.58**VG

*   metallics included

**  uncut metallics included

Significant gold mineralized intercepts from previous drill holes:

Hole #	From (m)	To (m)	Interval (m)	Grade (g/t)
MN-96-174	54.0	60.2	6.2	4.40
Includes:	55.0	56.0	1.0	6.97
	58.0	59.1	1.1	10.66
MN-97-195	261.8	266.4	4.6	10.08
Includes:	261.8	262.4	0.6	9.32
	262.9	263.4	0.5	19.36
	264.2	265.3	1.1	24.85
MA-02-06	211.0	223.0	12.0	4.81
Includes:	211.0	217.5	6.5	7.54
	211.76	213.5	1.74	10.93
	214.0	214.5	0.5	7.10
	216.0	217.5	1.5	11.40
Includes:	238.0	238.5	0.5	8.09
	256.5	258.0	1.5	7.57
Includes:	257.0	257.5	0.5	9.12
MA-03-07	444.50	446.22	0.72	8.61
MA-03-10	229.80	230.23	0.43	7.98
	311.80	316.08	4.28	4.37
Includes:	313.3	314.0	0.7	21.72
MA-03-11	281.90	286.30	4.4	2.31
Includes:	285.30	286.30	1.0	6.80
MA-04-24	71.00	73.30	2.0	2.39
Includes:	71.00	71.50	0.5	4.98
	117.60	118.40	0.8	6.18
Includes:	118.00	118.40	0.4	11.22
	126.70	128.10	1.4	2.82
Includes:	127.70	128.10	0.4	5.45
	298.00	306.00	8.0	1.98
Includes:	299.50	304.00	4.5	2.38
MA-04-25	50.50	62.00	11.5	5.86
Includes:	50.50	51.00	0.5	7.61
Includes:	57.70	62.00	4.3	12.76
Includes:	58.60	59.00	0.4	21.68
	103.00	105.00	2.0	2.90
	155.50	158.30	2.8	5.21
Includes:	156.00	156.70	0.7	10.27
	212.00	212.50	0.5	10.23
MA-04-26	259.40	260.20	0.8	3.04
	374.80	375.60	0.8	4.67

Additional drilling is planned for the “55 Zone” with hole locations determined by the results of the current three dimensional modelling program.  The drill program is managed by Moneta with P.Caldbick, P.Geo., and R.Skeries, P.Geo., acting as "Qualified Persons" for the purpose of National Instrument 43-101.

 Investor Relations -

Tel:   604-277-1752

e-mail:    info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.

# Acrex Ventures Ltd.
## (AKV - TSX Venture)
### Michaud Gold Property
### DRILL HOLE LOCATION MAP
Schematic
### Golden Highway
### Matheson Area, Ontario

DESTOR PORCUPINE FAULT ZONE
MN96-174
MN96-181
MN97-197
MA-04-25
MA-05-28
MA-05-32
MA-04-24
MA-05-27
MA-05-31
MN96-180
MA-03-11
MN97-195
MA-05-30
MA-02-06
MA-04-26
MA-05-29
MA-02-07
MA-03-10X
55 ZONE DRILLING
0 50m 100m
0 100ft 200ft 300ft
L 64W
L 60W
L 56W
L 52W
L 48W
L 44W
TL 50+00S
ACREX MONETA JV

LUDGATE
GOLD ZONE
N
NORTH DESTOR PORCUPINE FAULT ZONE
NEWMONT
Area Enlarged Above
SOUTH DESTOR PORCUPINE FAULT ZONE
MN97-197
MA02-07
MN96-180
"55"
ZONE
Property Boundary
WESTERN
ZONE
MA04-22
MA04-23
MA04-20
MA04-16
MA04-13
MA04-14
MA04-15A
MA04-12
MA04-15
MA04-17
MA04-18
MA04-19
2.5 Kilometres
ULTRAMAFIC - MAFIC VOLCANICS
BASALT
SANDSTONES - ARGILLITES
IRON FORMATION

Hudson Bay
ONTARIO
MICHAUD PROPERTY
Hemlo
Timmins
Ottawa
Toronto